

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2009

Via Facsimile and U.S. Mail
Mr. Lawrence J. Blanford
Green Mountain Coffee Roasters, Inc.
33 Coffee Lane
Waterbury, Vermont
05676

      Re: **Diedrich Coffee, Inc,**
                    Schedule TO-T filed by Pebbles Acquisition Sub, Inc. and Green Mountain
                    Coffee Roasters, Inc.
                    Filed on December 11, 2009
                    File No. 005-50105

Dear Mr. Blanford:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO

Exhibit 99(A)(1)(I)- Offer to Purchase

The Merger Agreement, page 28

1.   We note the statement that "information concerning the subject matter of the
        representations and warranties may change…which subsequent information may or may
        not be fully reflected in the Company's public disclosures…" Please note that
        shareholders are entitled to rely upon disclosure in your filings, including disclosure
        regarding representations and warranties in a merger agreement. Please revise this, and
        similar disclaimers accordingly and consider whether additional specific disclosure of
        material information regarding material contractual provisions are required to make the
        statements included in the disclosure document accurate and complete. Please refer to
        Exchange Act Rule 14d-3(b)(1) which sets forth the requirements to promptly amend the
        Schedule TO to reflect any material changes.

Conditions of the Offer, page 50

2.   A tender offer may be conditioned on a variety of events and circumstances, provided
        that they are not within the direct or indirect control of the bidder. The conditions also
        must be drafted with sufficient specificity to allow for objective verification that the
        conditions have been satisfied. In that regard, we note the conditions set forth in
        paragraphs (ii), (iii) and (iv). These conditions appear to be incapable of objective
        verification because the Purchaser, in its sole discretion and without qualification as to
        whether a reasonableness standard would apply to an assessment, will determine whether
        the company is in compliance with various terms of the Merger Agreement. Please
        revise your disclosure accordingly.

3.   We note the last paragraph in this section. You disclose that the conditions to the offer
        are for the sole benefit of Parent and Purchaser and "may be waived by Parent in whole
        or in part, at any time and from time to time, prior to the Expiration time." Please
        confirm your understanding that if an offer condition is triggered, you will notify
        shareholders whether or not the condition has been waived. Additionally, please confirm
        your understanding that depending on the materiality of a waived condition and the
        number of days remaining in the offer, you may be required to extend the offer and
        recirculate new disclosure to security holders.

                                        *   *   *

        Please amend your filing in response to these comments. Please electronically submit a
cover letter with your amendment that keys your responses to our comments. Detailed cover

letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Via facsimile (617) 235-0376
Jane D. Goldstein, Esq.
Ropes & Gray LLP